SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                                         Commission File Number: 0001-000052
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                        NOTIFICATION OF LATE FILING

  |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

                    For Period Ended: September 30, 2000
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|_| Transition Report on Form 10-K     |_| Transition Report on Form N-SAR
|_| Transition Report on Form 10-Q     |_| Transition Report on Form 11-K
|_| Transition Report on Form 20-F

      For Transition Period Ended: Not applicable
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable
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                               PART I
                       REGISTRANT INFORMATION

Full name of registrant: Sunbeam Corporation
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Former name, if applicable: Not Applicable
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Address of principal executive office: 2381 Executive Center Drive
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City, state and zip code: Boca Raton, Florida  33431
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                                  PART II
                          RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      | (a)  not be eliminated without unreasonable effort or expense;
      | (b)  The subject annual report, semi-annual report, transition
      |      report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
      |      thereof will be filed on or before the 15th day following the
 |X|  |      prescribed due date; or the subject quarterly report or
      |      transition report on Form 10-Q, or portion thereof will be
      |      filed on or before the fifth calendar day following the
      |      prescribed due date; and
      | (c)  The accountant's statement or other exhibit required by Rule
      |      12b-25 (c) has been attached, if applicable.

                              PART III
                              NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      As a result of the significant time and effort expended by the management of Sunbeam Corporation (the "Company") in connection with the negotiation of a credit facility amendment, the Company is unable to complete the required analysis for its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000. As a result, the Company will not be in a position to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000. Nevertheless, the Company does intend to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.



                               PART IV
                          OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Steven R. Isko, Esq.               (561)                     912-4100
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     (Name)                     (Area Code)               (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     |_| Yes   |X| No

      The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which was required to be filed with the Commission on or before March 31, 2000, was not filed with the Commission until May 2, 2000. The Company's Form 11-K for the fiscal year ended December 31, 1999, which was required to be filed with the Commission on or before June 28, 2000, was not filed with the Commission until July 7, 2000.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    |_| Yes   |X|  No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Sunbeam Corporation
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2000             By:  /s/ Steven R. Isko
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                                          Steven R. Isko
                                          Senior Vice President
                                            and General Counsel